UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


     [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                       For the Period Ended: JUNE 30, 2004

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    Intermost Corporation

Former Name if Applicable:                  Not Applicable

Address of Principal Executive Office:      10th Floor, B10-07 Guomao Building
                                            Renmin Rd. (South), Shenzhen,
                                            China 518014

City, State, and Zip Code:                  Shenzhen, China 518005


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

      The Company has not yet collected all of the documentation necessary for the independent auditors to complete their audit of the Company's financial statements for the period ended June 30, 2004. The Company is waiting for certain documents to be provided by third parties.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                                    Andy Lin
                             Chief Executive Officer
                              Intermost Corporation
                                                (86) 755 8221 0238

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been File. If the answer is no, identify the report(s):
                        [x] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [ ] Yes     [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

                              Intermost Corporation
                 ----------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    September 24, 2004
                                     /s/ Andy Lin
                                     -----------------------------------
                                     By: Andy Lin
                                     Chief Executive Officer